Exhibit 4(c)3

Translation for information purposes

[Letter-head of Moët Hennessy]

EMPLOYMENT AGREEMENT

BETWEEN

Moët Hennessy SA, a société anonyme with a share capital equal to FF 3,079,856,600, having its registered office located in Paris (75008) - 30 avenue Hoche, represented by Mr. Guy de la Serre,

on the one hand,

AND

Mr. Pierre Godé, residing at Châteauneuf de Grasse (06740) – L’Absidiole, 18 Domaine du Vignal,

on the other hand.

THE PARTIES HAVE AGREED AS FOLLOWS:

Article 1 – Position

Moët Hennessy hires Mr. Pierre Godé as Advisor to the Chairman (Conseiller du Président). Mr. Godé shall perform his mission under the supervision of Mr. Bernard Arnault.

Article 2 – Missions

The missions of Mr. Godé shall be as follows:

-	upon request of the Chairman of the company, to provide any advice and opinion useful to the decision making process and to the definition of strategies, in particular as regards administrative and legal matters;

-	to propose within the scope of his missions any procedure or suggest any structure which may improve the operation and results of the company and its group;

and more generally make available to the Chairman the expertise acquired in the administrative and legal fields.

Article 3 – Employment location - Travel

Mr. Godé shall perform most of his missions at the headquarters of Moët Hennessy.

The missions of Mr. Godé may also require potential travel or “projects” of variable duration, whether in France or abroad.

The travel and accommodation expenses incurred in connection with these trips or projects shall be reimbursed to him by Moët Hennessy upon receipt.

Article 4 – Compensation

Mr. Godé shall receive a gross annual compensation equal to FF 954,000 (nine hundred and fifty four thousand Francs). Such fixed compensation shall be payable in 12 (twelve) monthly installments of 79,500 (seventy nine thousand and five hundred Francs), including any bonuses provided for by the Collective Bargaining Agreement referred to under Article 8.

Such compensation shall be reviewed each year according to the cost of living trends and the assessment of the performance of Mr. Godé.

A bonus might be paid to Mr. Godé, as the case may be, in particular in light of the results of Moët Hennessy.

Article 5 – Miscellaneous benefits

Apart from the compensation provided for under Article 4 above, the following benefits shall be granted to Mr. Godé:

-	social benefits covering illness, surgery, hospitalization, invalidity, retirement and unemployment, as applicable to executive employees of Moët Hennessy;

-	a professional car made available by Moët Hennessy, and related expenses borne by the company.

Article 6 – Effective date – Term of the agreement

This agreement is entered into for an indefinite time-period starting on June 1, 1992.

Either Mr. Godé or Moët Hennessy may terminate this agreement at any time, subject to giving a six month prior notice to the other party.

Article 7 – Confidentiality obligation

Considering that the mission of Mr. Godé gives him access to confidential or privileged information relating to the strategy developed by Moët Hennessy and its group, Mr. Godé formally undertakes neither to disclose such information to any person, nor to derive any advantages therefrom, whether during the term of his employment or after its termination.

Article 8 – Collective Bargaining Agreement

Moët Hennessy is subject to the Collective Bargaining Agreement of the employees of the Champagne industry.

Made in Paris, on June 1, 1992
In two original copies

[Signature]	[Signature of Mr. Godé]
Moët Hennessy	Mr. Pierre Godé